Appendix 4D
Half-year report

Appendix 4D

Half-year report

Rule 4.2A.3
Introduced 1/1/2003

Name of entity:	pSivida Limited

ABN:	78 009 232 026

1.	Reporting period
	(“current period”):	Half-year ended 31 December 2006

	Previous corresponding period:	Half-year ended 31 December 2005

2.	Results for announcement to the market

					$A’000
2.1	Revenue from ordinary activities	up	4948%	to	2,120

2.2	Loss from ordinary activities
	after tax attributable to members	up	841%	to	100,742

2.3	Net loss for the period
	attributable to members	up	841%	to	100,742

2.4	The directors recommend that no amount be paid by way of dividend. No dividend has been paid or declared since the start of the financial period.

2.5	Record date for determining entitlements to dividends
N/A

2.6	Brief explanation of figures reported above (if necessary)
N/A

3.	Net tangible assets

	Current	Previous
	period	corresponding
period
	cents	cents

Net tangible asset backing per ordinary share	(7.29)	(8.21)
	=======	=======

Appendix 4D
Half-year report

4.	Details of entities over which control has been gained or lost during the period

N/A

5.	Dividends

No dividends have been paid or declared during or since the beginning of the reporting period.

6.	Dividend reinvestment plans

No dividend reinvestment plans are in operation.

7.	Details of associates and joint venture entities

N/A

8.	Accounting standards for foreign entities

N/A

9.	Auditor’s review report

For all entities, if the accounts are subject to audit dispute or qualification, a description of the dispute or qualification:

N/A

Appendix 4D
Half-year report

pSivida Limited

ABN 78 009 232 026

Half-Year Financial Report

for the half-year ended

31 December 2006

DIRECTORS’ REPORT

The Directors of pSivida Limited submit herewith the financial report for the half-year ended 31 December 2006. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

The names of the Directors of the Company during or since the end of the half-year are:

Name
Dr Paul Ashton
Dr Roger Aston (re-appointed 20 December 2006)
Mr Stephen Lake
Dr David Mazzo
Mr Michael Rogers
Dr Roger Brimblecombe (resigned 24 January 2007)
Mr Gavin Rezos (resigned 31 July 2006)
Ms Heather Zampatti (resigned 28 August 2006)

The above-named Directors held office during and since the end of the half-year unless otherwise stated.

Review of operations

For the half-year ended 31 December 2006, the loss attributable to members of pSivida Limited was $100,742 thousand (half-year ended 31 December 2005: $10,703 thousand). The operating loss included $14,486 thousand (2005: $9,017 thousand) of research and development costs, $83,352 thousand (2005: Nil) of impairment write-downs of certain intangible assets, $16,028 thousand (2005: Nil) of losses on extinguishment of debt related to modifications of the terms of a convertible note and $8,210 thousand (2005: $288 thousand) of interest and finance costs, which included $3,175 thousand (2005: Nil) of penalties in connection with registration rights agreements, partially offset by a deferred tax benefit of $26,400 thousand (2005: $2,368 thousand) primarily attributable to the intangible asset impairment write-downs.

On 6 July 2006, we announced that BioSiliconTM showed the capability to act as an adjuvant when delivered with an antigen. An adjuvant is any substance capable of enhancing a host response towards an active agent and is often used in conjunction with antigens to enhance the immune response of humans and animals. An antigen is any substance capable of eliciting an immune response. A patent application was filed in the United Kingdom for the use of BioSiliconTM as an adjuvant.

On 31 July 2006, we announced that Gavin Rezos had resigned for personal and family reasons as Managing Director and CEO of pSivida and its subsidiaries. Mr Rezos agreed to make himself available in Australia as requested by us to help achieve certain goals pending the appointment of a permanent replacement.

On 28 August 2006, we announced that Heather Zampatti resigned as a director of the Company.

On 14 September 2006, we closed an agreement revising the terms of the subordinated convertible promissory note that was issued on 16 November 2005 to an institutional investor. The note continues to have a three year term and to bear 8% interest per annum payable quarterly. We may make future interest payments in cash or, under certain circumstances, in the form of our NASDAQ-listed American Depositary Shares (ADSs). Per the amended terms, the note conversion price was adjusted to US$2.00 per ADS, subject to further adjustment based upon certain events or circumstances, including, without limitation, if 108% of the average market price of our ADSs for the ten trading days prior to 30 April 2007 is lower than the then current conversion price. In connection with the amendment, we repaid US$2,500 thousand ($3,300 thousand) of the outstanding principal of the note and agreed to pay US$1,000 thousand ($1,300 thousand) in related penalties, which were paid on 14 September 2006. The investor’s

DIRECTORS’ REPORT

conditional redemption rights under the terms of the initial note were replaced by unilateral redemption rights for up to 50% of the amended note principal at 31 July 2007 and 31 January 2008. The investor retains its existing warrants to purchase 633,803 additional ADSs, exercisable for six years at a current exercise price of US$7.17 per ADS. In connection with the amendment, we agreed with the investor to extend the deadline for the registration statement required by the registration rights agreement to be declared effective by the Securities and Exchange Commission (SEC) through 15 October 2006, with increased penalties if that deadline were missed. Our registration statement was declared effective on 29 September 2006. We were also released from the restrictions on future fundraising transactions contained in the original note documentation. We also granted the investor an additional Series A warrant to purchase 5,700 thousand ADSs exercisable for five years with an exercise price of US$1.80 per ADS, a security interest in our current royalties, subject to release of that security upon any disposition by us of the royalty stream, and a guaranty by our U.S. subsidiary, pSivida Inc.

On 19 September 2006, we announced the initiation of a Phase II clinical trial of Mifepristone as an eye drop treatment for steroid-associated elevated intraocular pressure. The investigator-sponsored trial will involve up to 45 patients in the United States.

On 26 September 2006, we issued new subordinated convertible promissory notes in the principal amount of US$6,500 thousand ($8,500 thousand) to institutional investors. The notes were convertible into our ADSs at a conversion price of US$2.00 per ADS ($0.27 per ordinary share), subject to adjustment based on certain events or circumstances, including if 108% of the average market price of our ADSs for the ten days prior to 30 April 2007 is lower than the then current conversion price. The notes mature in three years and bear 8% interest per annum payable quarterly in arrears in cash or, under certain circumstances, in the form of our NASDAQ-listed ADSs. We simultaneously issued warrants to the security holders to purchase 2,925 thousand ADSs at an exercise price of US$2.00 and a term of five years.

On 10 October 2006, we announced that the first patient was implanted with BrachySilTM for the treatment of inoperable pancreatic cancer in London.

On 17 October 2006, we signed a letter agreement with our investor further revising the terms of the 16 November 2005 subordinated convertible promissory note. Pursuant to that agreement, we were released until 30 March 2007 from the requirement to maintain a net cash balance in excess of 30% of the outstanding principal amount of the note and instead, the net cash balance required to be held by us through that date was reduced to US$1,500 thousand ($2,100 thousand). The investor further waived any default that would otherwise have resulted from the unavailability of our resale prospectus until we filed with the SEC our fiscal 2006 audited financial statements reconciled to accounting principles generally accepted in the United States of America. We filed those financial statements with the SEC on 31 October 2006, thus satisfying the condition in the agreement. In exchange for the foregoing, we were required to make a one-time payment to the investor of US$800 thousand ($1,100 thousand) on 28 December 2006 for registration rights penalties through the date of the letter agreement and three payments of US$150 thousand ($205 thousand) on 31 January 2007, 28 February 2007 and 30 March 2007.

On 13 November 2006, we signed a non-binding Memorandum of Understanding (MOU) with Nordic Biotech Advisors. The MOU provided for Nordic Biotech II K/S or affiliates and co-investors (collectively, Nordic) to make a $5,200 thousand (US$4,000 thousand) corporate investment in pSivida and an $28,500 thousand (US$22,000 thousand) investment over time in a “Special Purpose Vehicle” (SPV) to fund the expected amount of our portion of costs to develop our lead ophthalmic development product, MedidurTM for the treatment of the chronic eye disease diabetic macular edema (DME). If consummated, we would receive a total of $6,500 thousand (US$5,000 thousand) consisting of the $5,200 thousand (US$4,000 thousand) equity investment and a payment by the SPV to pSivida of $1,300 thousand (US$1,000 thousand). The transaction is subject, amongst other things, to completion of due diligence and final documentation.

DIRECTORS’ REPORT

On 20 November 2006, we announced a collaboration with another company to evaluate our BioSiliconTM technology for the development of transdermal drug delivery systems. The collaboration is expected to last for twelve months, during which time the parties plan to evaluate a range of biodegradable porous silicon structures, including microneedles, for the controlled release of drugs through the skin.

On 20 December 2006, we issued 14,330,768 fully paid ordinary shares to Australian and European investors at $0.26 each (US$2.00 ADR equivalent) to raise US$2,900 thousand ($3,700 thousand) before costs. Each share was purchased with two free attached options at an exercise price of $0.26 and a term of four years.

On 20 December 2006, Dr Roger Aston was reappointed as a Non-executive Director of the Company.

On 26 December 2006, we entered into an exclusive negotiation period with a major global pharmaceutical company to acquire a worldwide, royalty bearing license to make, use and sell products using our drug delivery technologies. The pharmaceutical company will make payments totaling $1,300 thousand (US$ 990 thousand) in exchange for the exclusive right, for a period of three months, to negotiate a licensing agreement with us and to fund the cost of a pre-clinical study.

On 29 December 2006, we entered into an amendment agreement further revising the terms of the convertible promissory note that was issued on 16 November 2005, the investor agreed to a general forbearance with respect to any defaults through to and including 31 March 2007 or such earlier date as defined in the amendment agreement, including the following:

•	The investor agreed to allow the Company to transfer or grant security interests in certain of its assets which would be necessary if we were to complete a pending transaction;
•
The investor agreed to forego the cash interest payment due on 2 January 2007 in favor of adding approximately US$306 thousand ($388 thousand) to the outstanding principal amount of the convertible note, which amount represented the value of the ADSs which we would have issued to satisfy the payment had we met certain conditions allowing us to pay the interest with ADSs;

•	The investor agreed to defer our scheduled payment of US$800 thousand ($1,000 thousand);
•	The investor agreed to forgive US$770 thousand ($973 thousand) of pending registration delay penalties;
•	The investor agreed to amend the debt covenants to release us from the obligation to satisfy a minimum cash balance test of 30% of the outstanding note principal; and
•	The investor agreed that we would have until ten days after such earlier date to file a registration statement with respect to securities issuable on exercise of the investor’s Series A warrants.

In return for the foregoing, we issued to the investor Series C warrants to purchase 1,500 thousand ADSs over five years with an exercise price of US$2.00 per ADS and agreed, upon receipt of required approvals, including shareholder approval, and satisfaction of other closing conditions, as defined, to issue additional Series D warrants to purchase 4,000 thousand ADSs over five years with an exercise price of US$2.00, subject to a potential upward adjustment in the number of warrants, as defined.

Auditor’s independence declaration

The auditor’s independence declaration is included on page 6 of the half-year financial report.

DIRECTORS’ REPORT

Rounding off of amounts

We are a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order, amounts in the directors’ report and the half-year financial report are rounded off to the nearest thousand dollars, unless otherwise noted.

Signed in accordance with a resolution of the directors made pursuant to s 306(3) of the Corporations Act 2001.

On behalf of the Directors
Paul Ashton, Managing Director
Watertown, Massachusetts, USA
28 February 2007

Deloitte	Deloitte Touche Tohmatsu

Woodside Plaza Level 14 240 St Georges Terrace Perth WA 6000 GPO BOX A46 Perth WA 6837 Australia

DX 206 Tel: +61 (0) 8 9365 7000 Fax: +61 (0) 8 9365 7001 www.deloitte.com.au

The Directors
pSivida Limited
Level 12, BGC Centre
28 The Esplanade
Perth WA 6000

28 February 2007

Dear Directors

AUDITOR'S INDEPENDENCE DECLARATION TO PSIVIDA LIMITED

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of pSivida Limited.

As lead audit partner for the review of the financial statements of pSivida Limited for the half year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been no contravention of:

•	the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
•	any applicable code of professional conduct in relation to the review.

Yours faithfully,

/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU

/s/ Peter Rupp
Peter Rupp
Partner

Member of Deloitte Touche Tohmatsu

Liability limited by a scheme approved under Professional Standards Legislation.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the half-year ended 31 December 2006

	Consolidated
	Half-year	Half-year
	ended	ended
	31 December 2006	31 December 2005
	$'000	$'000

Revenue	2,120	42
Other income	119	255
Research and development	(14,486)	(9,017)
Selling, general and administrative	(10,192)	(4,370)
Impairment of intangible assets	(83,352)	-
Interest and finance costs	(8,210)	(288)
Change in fair value of derivative	2,707	-
Loss on extinguishment of debt	(16,028)	-
Foreign exchange gain	180	307
Loss before income tax	(127,142)	(13,071)
Deferred income tax benefit	26,400	2,368
Loss for the period	(100,742)	(10,703)
Loss per share:
Basic and diluted (cents per share)	(25.31)	(4.75)

Notes to the financial statements are included on pages 11 to 18

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 December 2006

	Consolidated
	31 December	30 June
	2006	2006
	$'000	$'000
Current assets
Cash and cash equivalents	5,380	15,447
Trade and other receivables, net	2,053	1,001
Other	372	632
Total current assets	7,805	17,080
Non-current assets
Property, plant and equipment, net	1,764	3,140
Goodwill	50,826	53,159
Other intangible assets, net	63,181	162,107
Total non-current assets	115,771	218,406
Total assets	123,576	235,486
Current Liabilities
Trade and other payables	10,919	7,416
Deferred revenue	2,192	2,668
Borrowings	6,011	11,220
Other financial liabilities	10,984	2,465
Provisions	141	193
Total current liabilities	30,247	23,962
Non-current liabilities
Borrowings	5,471	3,940
Deferred tax liabilities, net	4,038	32,551
Total non-current liabilities	9,509	36,491
Total liabilities	39,756	60,453
Net assets	83,820	175,033
Equity
Issued capital	233,097	230,377
Reserves	8,393	1,584
Accumulated losses	(157,670)	(56,928)
Total equity	83,820	175,033

Notes to the financial statements are included on pages 11 to 18

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the half-year ended 31 December 2006

	Consolidated
				Employee
		Foreign		equity-
		currency	Option	settled
	Issued	translation	premium	benefits	Accumulated
	capital	reserve	reserve	reserve	losses	Total
	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 July 2005	107,883	(350)	293	632	(28,762)	79,696
Loss for the period	-	-	-	-	(10,703)	(10,703)
Foreign currency translation
adjustment	-	(40)	-	-	-	(40)
Total recognized income
and expense	-	(40)	-	-	(10,703)	(10,743)
Shares issued, net of issue costs	117,014					117,014
Equity portion of convertible note	-	-	1,720	-	-	1,720
Share-based compensation attributable
to options and warrants issued	-	-	759	785	-	1,544
Balance at 31 December 2005	224,897	(390)	2,772	1,417	(39,465)	189,231
Balance at 1 July 2006	230,377	(3,024)	2,687	1,921	(56,928)	175,033
Loss for the period	-	-	-	-	(100,742)	(100,742)
Foreign currency translation
adjustment	-	(7,769)	-	-	-	(7,769)
Total recognized income
and expense	-	(7,769)	-	-	(100,742)	(108,511)
Shares issued, net of issue
costs of $186	911	-	-	-	-	911
Warrants issued in connection with
convertible note transactions	-	-	14,755	-	-	14,755
Conversions of convertible notes	696	-	-	-	-	696
Share-based compensation attributable
to nonvested ADSs, options and
warrants issued	1,113	-	(2)	(175)	-	936
Balance at 31 December 2006	233,097	(10,793)	17,440	1,746	(157,670)	83,820

Notes to the financial statements are included on pages 11 to 18

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the half-year ended 31 December 2006

	Consolidated
	Half-year	Half-year
	ended	ended
	31 December 2006	31 December 2005
	$'000	$'000
Cash flows from operating activities
Receipts from customers	526	-
Payments to suppliers, employees and
consultants	(8,561)	(4,256)
Research and development expenditure paid	(4,973)	(5,219)
Interest paid	(797)	-
Interest received	119	246
Income received in advance	-	494
Other revenue received	5	42
Net cash used in operating activities	(13,681)	(8,693)
Cash flows from investing activities
Purchase of property, plant and equipment	(69)	(843)
Proceeds from sale of property, plant and
equipment	-	21
Net cash paid for acquisition of business	-	(1,086)
Net cash used in investing activities	(69)	(1,908)
Cash flows from financing activities
Proceeds from issue of ordinary shares
and options	3,854	5,636
Payment of share issue costs	(3)	(469)
Proceeds from borrowings	8,512	20,500
Payment of finance costs	(4,854)	(607)
Repayment of borrowings	(3,274)	-
Net cash provided by financing activities	4,235	25,060
Net (decrease) / increase in cash and
cash equivalents	(9,515)	14,459
Cash and cash equivalents at the
beginning of the half-year	15,447	12,892
Effects of exchange rate changes on the
balance of cash and cash equivalents
held in foreign currencies	(552)	332
Cash and cash equivalents at the end
of the half-year	5,380	27,683

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

1.	Summary of significant accounting policies

Background

pSivida Limited, or pSivida, together with its subsidiaries, referred to as the ‘Company’, ‘consolidated entity’ or the ‘Group’, is incorporated in Western Australia and is committed to the biomedical sector and the development of drug delivery products initially in ophthalmology and oncology.

On 18 May 2001, pSivida re-listed on the Australian Stock Exchange (ASX Code: PSD). pSivida’s shares are also listed on the NASDAQ Global Market under the ticker symbol PSDV, in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI Securities Code (WKN) 358705), and in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD.

The interim financial report was authorized for issue by the directors on 28 February 2007.

Statement of compliance

The half-year financial report is a general purpose financial report prepared in accordance with the Corporations Act 2001 and Australian Accounting Standards Board (AASB) 134 “Interim Financial Reporting”. Compliance with AASB 134 ensures compliance with International Accounting Standard 34 “Interim Financial Reporting”. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles under A-IFRS have been condensed or omitted. The half-year financial report should be read in conjunction with the annual financial report for the year ended 30 June 2006 and any public announcements made by the Company during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

Basis of preparation

The financial report has been prepared on the basis of historical cost, except for derivative financial instruments which are measured at fair value. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars ($), unless otherwise noted.

In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the half-year ended 31 December 2006 are not necessarily indicative of the results that may be expected for the year ending 30 June 2007.

We are a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the directors’ report and the half-year financial report are rounded off to the nearest thousand dollars, unless otherwise noted.

Significant accounting policies

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in our 2006 annual financial report for the year ended 30 June 2006, other than as detailed below. In the current period, we have adopted all of the new and revised standards and interpretations issued by the AASB that are relevant to our operations and effective for annual reporting periods beginning on or after 1 July 2006. Adoption of the new and revised standards and interpretations have not affected the amounts reported.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

Extinguishment and modification of debt instruments

Substantial modifications of the terms of an existing financial liability are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, and discounted using the effective interest rate of the original financial liability, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability.

If the modification of terms is accounted for as an extinguishment, any transaction costs or cash and non-cash fees incurred are recognized as part of the gain or loss on the extinguishment. If the modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the original financial liability and are amortised over the remaining term of the modified liability.

Going concern basis

The half-year financial report has been prepared on a going concern basis of accounting, which contemplates the continuity of normal business activity, realization of assets and settlement of liabilities in the normal course of business.

At 31 December 2006, we had current assets of $7,805 thousand and current liabilities of $30,247 thousand, resulting in net current liabilities of $22,442 thousand. Current assets included $5,380 thousand of cash and cash equivalents. For the half-year ended 31 December 2006, we incurred negative operating cash flow of $13,681 thousand and a net loss of $100,742 thousand.

Included in the net loss for the half-year period were (a) intangible asset impairment write-downs of $83,352 thousand; (b) losses on extinguishment of debt of $16,028 thousand related to modifications of an existing convertible loan agreement; and (c) $3,175 thousand of penalties incurred in connection with delayed registration of our ADSs that have been issued, or are issuable, in connection with registration rights agreements. These expenses were partially offset by a deferred tax benefit of $26,400 thousand primarily attributable to the asset impairment write-downs. This deferred tax benefit resulted from the reversal of deferred tax liabilities related to intangible assets that were recorded through purchase accounting.

The Directors anticipate that the Company will require substantial additional cash resources not only to conduct its operations and develop its products, but also to service its existing borrowing arrangements (assuming that the existing convertible note holders do not exercise their conversion rights).

Having regard to these matters, the Directors are nonetheless of the opinion that the going concern basis upon which the financial report is prepared continues to be appropriate for the following reasons:

(i)	on 22 February 2007 we consummated a private placement sale of 50,044,132 fully paid ordinary shares to Australian, European and U.S. investors at $0.23 per share to raise $11,510 thousand (US$9,092 thousand) before costs. As a result of this additional funding, we believe that we have met the conditions for permanent release from the cash balance requirements associated with our initial convertible note, as amended.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

(ii)
on 29 December 2006 we closed a further amendment of our initial convertible note as further described in Note 4, the terms of which included (a) capitalization of interest due; (b) elimination of the minimum cash requirement debt covenant for a period of up to three months; and (c) deferral of a scheduled payment of US$800 thousand ($1,000 thousand) for a period of up to three months.

(iii)
the Directors believe that the Company has the capacity to raise additional funding either through the issuance of additional equity or new debt securities to third parties, a combination of debt and equity or collaboration agreements with third parties who are evaluating our drug delivery technologies; and

(iv)
in the event of a future default under the terms of our initial convertible note, as amended, the Directors believe that the Company will be able to reach agreement on further revisions to the terms of the convertible note without the debt being called.

Notwithstanding the Directors’ expectations noted above, there is material uncertainty that the Company will be able to continue as a going concern. Should the Company not continue as a going concern and pay its debts as and when they fall due, we may be unable to realise our assets and discharge our liabilities in the normal course of business and at the amounts stated in our financial statements.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should we be unable to continue as a going concern.

Comparative Information

Where necessary, comparatives have been reclassified and repositioned for consistency with current year presentation.

2.	Segment information

Business segment - primary segment

The consolidated entity operates in only one business segment, being the biotechnology sector.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

3.	Impairment of assets

During the half-year period, our market capitalization decreased to a level substantially below the carrying value of our net assets at 31 December 2006. Also, during December 2006, in response to a need to conserve cash, we implemented certain cost reduction measures. One impact of these measures was a delay in the time period during which we believe certain BrachySil™ product candidates will be approved and begin generating sales. Additionally, during December 2006, our assessment of the probable level of future sales of our Retisert® product decreased as a result of information provided by a third party. In accordance with AASB 136, “Impairment of Assets” (AASB 136), these events were indicators of potential asset impairment that required us to compare the carrying value of each of our respective intangible assets, including goodwill, to their estimated recoverable amounts.

Our significant intangible assets at 31 December 2006 that were subjected to impairment analysis consisted of the following:

●	Patents and licenses related to our BioSilicon™ technology, for which there are currently no marketed products;

●	Patents related to our Retisert® product, which is marketed by our licensee and for which we receive sales-based royalty payments;

●	In-process research and development (IPR&D) related to the ongoing Phase III clinical trials of our Medidur™ for diabetic macular edema (DME) product candidate; and

●	IPR&D related to early stage clinical trials of our BrachySil™ product candidates, which utilize our patented BioSilicon™ technology.

AASB 136 defines the recoverable amount as the higher of “fair value less costs to sell” and “value in use”. We evaluated the recoverable amounts of the above intangible assets as the “fair value less costs to sell”. Based upon the extended period of time expected before the commencement of cash inflows of its product candidates, the Company determined that this measurement approach would result in larger recoverable amounts than could be expected by using the “value in use” measurement criteria. We estimated costs to sell at 5% of asset fair value on the basis that for assets of an intangible nature the primary cost would be a commission for brokering a sale.

We estimated the future net after-tax cash flows, net of direct costs, of each intangible asset over its expected economic useful life from the measurement date. In preparing the estimated cash flows, we took into account various factors, including:

(i)	recent discussions with our licensee and the likelihood that our next generation Medidur™ for DME product technology would, if approved, impact future levels of Retisert® sales;

(ii)	recent progress of our ongoing clinical trials and the estimated period of time until completion and potential regulatory approvals;

(iii)	known or anticipated competitive products;

(iv)	projected market size, assumed market penetration and growth rates

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

We then determined nominal after-tax discount rates that we believed would be appropriate to value the estimated after-tax net cash flows of the individual intangible assets. In our assessment of an appropriate cost of equity for the Company, we applied a risk-free rate of return of 4.7%, a beta of approximately 2.1% and an estimated market risk premium (the additional return that investors historically expect for holding a well-diversified portfolio of risky assets) of 6%. Additional premiums were then applied to take account of perceived risk profiles and market prospects attributable to each of the intangible assets.

The results of our impairment analysis are summarized in the following table:

				Asset
		Discount	Estimated	Carrying
	Asset	Rate	Recoverable	Value	Impairment
Intangible Asset	Classification	Used	Amount	31-Dec-06	Write-down
			$'000	$'000	$'000
Retisert	Patents	22.5%	23,870	74,772	(50,902)
Medidur for DME	IPR&D	27.5%	152,174	31,619	-
BrachySil	Patents	37.5%	7,692	38,064	(30,372)
BrachySil	IPR&D	37.5%	-	2,078	(2,078)
					(83,352)

For goodwill impairment analysis purposes, we have identified the Group as the single Cash Generating Unit (CGU). We estimated the incremental future net after-tax cash outflows of the Group that were not directly associated with the individual intangible assets analyzed above and applied a discount rate of 17.5% to value the Group’s aggregate net after-tax cash flows. After reducing the carrying value of our individual intangible assets for the impairment write-downs, we concluded that the estimated recoverable amount of the CGU exceeded our consolidated net assets, resulting in no impairment of goodwill.

4.	Modification and extinguishment of debt instruments

On 14 September 2006, we closed an agreement revising the terms of the subordinated convertible promissory note that was issued on 16 November 2005 to an institutional investor (the Amended Note). The Amended Note continues to have a three-year term and to bear 8% interest payable quarterly in arrears in cash or, under certain conditions, at our option, in the form of our NASDAQ-listed American Depositary Shares (ADSs). The terms of the Amended Note included an adjusted conversion price of US$2.00 per ADS, subject to further adjustment based upon certain events or circumstances, including, without limitation, if 108% of the market price of our ADSs for the ten trading days prior to 30 April 2007 is lower than the then current conversion price. The investor’s optional redemption rights under the original note were replaced by unilateral redemption rights for up to 50% of the Amended Note principal at 31 July 2007 and 31 January 2008. In connection with the amendment, we repaid US$2,500 thousand ($3,300 thousand) of the outstanding note principal and agreed to pay US$1,000 thousand ($1,300 thousand) in related penalties, which were paid on 14 September 2006. The investor retained its existing warrants to purchase 633,803 additional ADSs, exercisable for six years at a current exercise price of US$7.17 per ADS. In connection with the amendment, the investor extended the deadline for the registration statement required by the registration rights agreement to be declared effective by the Securities and Exchange Commission (SEC) through 15 October 2006, with increased penalties if that deadline were missed. Our registration statement was declared effective on 29 September 2006. We were also released from restrictions on future fundraising transactions contained in the original note documentation. We also granted the investor Series A warrants to purchase 5,700 thousand ADSs exercisable for five years with an exercise price of US$1.80 per ADS, a security interest in our current royalties, subject to release of that security upon any disposition by us of the royalty stream, and a guaranty by our U.S. subsidiary, pSivida Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

The present value of the future cash flows of the Amended Note, including the US$1,000 thousand of cash fees paid and the value of the Series A warrants granted, was determined to be substantially different compared to the future cash flows under the original note terms, both discounted using the effective interest rate determined under the original note. We recorded a loss on extinguishment of debt of $11,902 thousand during the half-year period, which represented the difference between the carrying amount of the original debt instrument and the consideration paid, including the value of the Series A warrants. The Amended Note, embedded derivatives and the Series A warrants were valued using a Binomial Tree Model.

On 17 October 2006, we signed a letter agreement with the investor further revising the terms of the Amended Note. Pursuant to that letter agreement, we were released until 30 March 2007 from the requirement to maintain a net cash balance in excess of 30% of the outstanding principal amount of the Amended Note and instead the net cash balance required to be held by us through that date was reduced to US$1,500 thousand ($2,100 thousand). The investor further waived any default that would otherwise have resulted from the unavailability of our resale prospectus until we filed with the SEC our fiscal 2006 audited financial statements reconciled to accounting principles generally accepted in the United States of America. We filed those financial statements with the SEC on 31 October 2006, thus satisfying the condition in the agreement. In exchange for the foregoing, we agreed to make (i) a one-time payment to the investor of US$800 thousand ($1,000 thousand) on 28 December 2006 in satisfaction of registration rights penalties specified under the terms of the 14 September 2006 amendment agreement; and (ii) three payments of US$150 thousand ($205 thousand) on 31 January 2007, 28 February 2007 and 30 March 2007.

The present value of the future cash flows of the Amended Note, as further modified, was determined not to be substantially different compared to the future cash flows of the original Amended Note, both discounted using the effective interest rate as determined under the Amended Note dated 14 September 2006. Accordingly, the US$450 thousand ($615 thousand) of cash fees and the transaction costs directly related to the 17 October 2006 letter agreement reduced the carrying amount of the Amended Note, subject to amortization over the remaining term at an adjusted effective interest rate.

On 29 December 2006, we entered into a further amendment agreement with the investor revising the Amended Note (the Second Amended Note), pursuant to which the investor agreed to a general forbearance with respect to any defaults through 31 March 2007 or such earlier date as defined in the amendment agreement, including the following:

•	The investor agreed to allow us to transfer or grant security interests in certain of our assets which would be necessary if we were to complete a pending transaction;
•
The investor agreed to forego the cash interest payment due on 2 January 2007 in favor of adding approximately US$306 thousand ($388 thousand) to the outstanding principal amount of the convertible note, which amount represented the value of the ADSs which we would have issued to satisfy the payment had we met certain conditions allowing us to pay the interest with ADSs;

•	The investor agreed to defer our scheduled payment of US$800 thousand ($1,000 thousand);
•	The investor agreed to forgive US$770 thousand ($973 thousand) of pending registration delay penalties;
•	The investor agreed to amend the debt covenants to release us from the obligation to satisfy a minimum cash balance test of 30% of the outstanding note principal; and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

•	The investor agreed that we would have until ten days after such earlier date to file a registration statement with respect to securities issuable on exercise of the investor’s Series A warrants.

In return for the foregoing, we issued to the investor Series C warrants to purchase 1,500 thousand ADSs over five years with an exercise price of US$2.00 per ADS and agreed, upon receipt of required approvals, including shareholder approval, and satisfaction of other closing conditions, as defined, to issue additional Series D warrants to purchase four million ADSs over five years with an exercise price of US$2.00, subject to a potential upward adjustment in the number of warrants, as defined.

The present value of the future cash flows of the Second Amended Note, including the value of the Series C warrants issued, were determined to be substantially different compared to the future cash flows of the Amended Note, both discounted using the effective interest rate as determined under the original Amended Note. We recorded a loss on extinguishment of debt of $4,126 thousand for the half-year period, which represented the difference between the carrying amount of the Amended Note instrument and the consideration paid, including the value of the Series C warrants.

5.	Issuance of securities

On 26 September 2006, we issued new subordinated promissory notes in the principal amount of US$6,500 thousand ($8,500 thousand) to other institutional investors. The notes are convertible into our ADSs at a conversion price of US$2.00 per ADS, subject to adjustment based upon certain events or circumstances, including, without limitation, if 108% of the market price of our ADSs for the ten trading days prior to 30 April 2007 is lower than the then current conversion price. The notes mature in three years and bear 8% interest payable quarterly in arrears in cash or, under certain circumstances, at our option, in ADSs at an 8% discount to the 10-day volume-weighted-average closing price. We also issued detachable warrants to purchase 2,925 thousand ADSs at an exercise price of US$2.00 per ADS and a term of five years. Under certain conditions, the investors have optional redemption rights to require us to repay 50% of the original principal of the notes at 14 August 2008 and 14 February 2009; provided, however, that each such redemption right is contingent on our initial convertible note dated 16 November 2005, as amended, having been paid in full as of such redemption date. We may redeem the notes at any time by payment of 108% of the face value and may force conversion if our ADS price remains above two times the then current note conversion price for a set period of 25 days. The convertible notes, embedded derivatives and warrants were valued using a Binomial Tree Model.

In November 2006 certain holders of our convertible notes exercised their rights to convert US$531 thousand ($727 thousand) of the remaining principal amount of, and US$4 thousand ($6 thousand) of associated interest on, the notes into 2,675 thousand ordinary shares.

In December 2006, we issued 14,330,768 fully paid ordinary shares to Australian and European investors at $0.26 each (US$2.00 ADR equivalent) to raise US$2,940 thousand ($3,726 thousand) before costs. Each share was purchased along with options to purchase two additional shares exercisable for four years at $0.26 per share. To the extent that the exercise of these options would result in a variable amount of United States dollars (pSivida Limited’s functional currency), the value of the options is treated as a derivative liability and re-valued at each reporting period date. At 31 December 2006, the option value of $2,622 thousand was included in other financial liabilities in the accompanying condensed consolidated balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the half-year ended 31 December 2006

6.	Contingencies

There are no material contingencies at 31 December 2006.

7.	Subsequent events

On 9 January 2007, we entered into a drug delivery licensing agreement with a U.S. research company to develop our proprietary Durasert™, Zanisert™ and CODRUG™ drug delivery technologies for infectious diseases and diseases of the ear. Under the terms of the license, the research company receives exclusive rights to our technologies for diseases of the ear and for five specific infectious diseases, namely malaria, HIV/AIDS, influenza, tuberculosis, and osteomyelitis. All costs of development will be borne by the research company and we will be entitled to receive royalties and milestone payments. In addition, we granted the research company co-exclusive rights to the Durasert™, Zanisert™ and CODRUG™ drug delivery technologies for other infectious diseases. Under this arrangement either company can elect to convert their co-exclusive rights to exclusive rights for a specific infectious disease indication.

On 24 January 2007, we announced the retirement of Dr. Roger Brimblecombe as our Acting CEO and Executive Chairman of the Board of Directors and, concurrently, the appointments of Dr. Paul Ashton as our Managing Director and Dr. David J. Mazzo as our Non-executive Chairman of the Board of Directors.

On 29 January 2007, we announced that Retisert® was allocated a product-specific reimbursement code by the Center for Medicare Services (CMS) in the United States. The new code replaced the prior hospital outpatient code. CMS also published a payment rate for the code of US$19,345, or 106%, of the average sales price for the product. The new code and the Medicare payment rate are effective as of 1 January 2007. Private issuers may pay at different rates than Medicare.

On 22 February 2007, we issued 50,044,132 ordinary shares to Australian, European and U.S. investors at $0.23 per share for total proceeds of $11,510 thousand (US$9,092 thousand) before costs. Each ordinary share was purchased along with options to purchase two additional shares exercisable for four years at an exercise price of $0.23 per share. As a result of this additional funding, we believe that we have met the conditions for permanent release from the cash balance requirements associated with our initial convertible note, as amended. In addition, the pricing of these units has triggered an adjustment of the conversion price for our outstanding convertible notes from US$2.00 per ADS to the current rate of US$1.62 per ADS.

DIRECTORS’ DECLARATION

The directors declare that:

a)	in the directors’ opinion, there are reasonable grounds to believe that the disclosing entity will be able to pay its debts as and when they become due and payable; and

b)
in the directors’ opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity.

Signed in accordance with a resolution of the directors, made pursuant to s 303(5) of the Corporations Act 2001.

On behalf of the Directors
Paul Ashton, Managing Director
Watertown, Massachusetts, USA
28 February 2007